CARMANAH TECHNOLOGIES CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS

For the six months ended June 30, 2006

(Prepared by Management)

CARMANAH TECHNOLOGIES CORPORATION

For the six months ended June 30, 2006

(Prepared by Management)

1.1

DATE

This Management’s Discussion and Analysis (“MD&A”) of Carmanah Technologies Corporation (“Carmanah” or the “Company”) has been prepared by management as of July 31, 2006 and should be read in conjunction with the unaudited interim consolidated financial statements and related notes thereto of the Company for the six months ended June 30, 2006 and 2005 and the audited consolidated financial statements and related notes thereto of the Company, as at and for the years ended December 31, 2005 and 2004, which were prepared in accordance with Canadian generally accepted accounting principles.

This management discussion and analysis may contain forward-looking statements in respect of various matters including upcoming events. The results or events predicted in these forward-looking statements may differ materially from actual results or events. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

1.2

OVERALL PERFORMANCE

Current Financial Highlights

•

Record Q2 2006 revenues of $15,844,155, representing a 142% increase over Q2 2005 and 25% over Q1 2006 at $12,693,769.

•

Record 2006 year-to-date revenues at $28,537,924, representing a 151% increase over the same six-month period in 2005.

•

Record Q2 2006 orders booked of $16,152,968.

•

Sales order backlog of $6,681,294.

•

Gross margin at 34% for Q2 2006 and for the six months ending June 30, 2006.

•

Q2 2006 EBITA in the amount of $773,025, representing an increase of 503% over Q1 2006 at $128,249.

•

Q2 2006 net earnings in the amount of $123,543, compared to Q1 2006 loss of $(23,290).

Q2 2006 is trending as per management’s expectations.  During the quarter, Carmanah achieved record revenues of $15,844,155, which represents growth of 142% over the same quarter in 2005 at $6,542,507 and 25% over Q1 2006 at $12,693,769.  The Company also booked a record $16,152,968 in sales orders and held a significant sales order backlog of $6,681,294 going into Q3 2006.  In addition, gross margins were stable at 34% and all operating expenses declined as a percentage of sales.

The last of the unusual expenses related to our integration of Soltek Powersource Ltd. and the capital costs associated with multiple facility moves and improvements were effectively completed in Q2. Revenues and profits are now growing quarter over quarter and operating expenses are declining as a percentage of sales.  The past quarter also saw the Company enjoy several important milestones, including the successful launch of and orders for the feature-rich A704-5 aviation light, as well as the follow-on order from London Buses to extend the system-wide rollout of the solar LED bus stops.  In addition, the solar LED roadway beacons received formal approval from the state of Florida and the mobile power systems division signed a new channel partnership agreement with a major US distributor,

CARMANAH TECHNOLOGIES CORPORATION

For the six months ended June 30, 2006

(Prepared by Management)

strengthening our US routes to market.  All of these achievements signal increased mainstream acceptance of the Company’s products, which bodes well for a strong finish to the year.  With the wide range of ‘unusual’ integration and expansion activities of the past year behind the Company, management is now focused on growth, efficiency and profitability initiatives.

During the six months ended June 30, 2006, another milestone in Carmanah’s evolution was achieved as the Company graduated from the TSX Venture Exchange to the TSX Toronto Stock Exchange.  It is anticipated that this move and the related non-recurring expense of $117,000 will broaden the potential institutional shareholder base and introduce Carmanah to a wider audience.

Company Overview

Carmanah is a leading developer of renewable and energy-efficient technology solutions focusing on three technology groups: solar-powered LED lighting, solar power systems (off grid and grid tied), and LED illuminated signage. Carmanah’s headquarters and primary manufacturing facilities are in Victoria, British Columbia, Canada.  The Company also operates an additional manufacturing facility in Calgary, Alberta, Canada, as well as regional sales and customer support offices in Victoria, BC; Calgary, AB; Barrie, ON; Toronto, ON; Ottawa, ON; Santa Cruz, CA; Olympia, WA; Riverton, UT; Doylestown, PA; and Crawley, West Sussex, England.

Since 1998, Carmanah has maintained an average annual growth rate of 80%.

Carmanah is a public company listed on the Canadian Toronto Stock Exchange (TSX) under the stock symbol “CMH”, as well as the Berlin and Deutsche Börse AG Stock Exchanges under the stock symbol “QCX” (German securities ID: WKN 662218).  In the United States, Carmanah’s shares are quoted on the PinkSheets® (symbol “CMHXF”).

Overview of Operations

The growth in Carmanah's operations, both organically and through acquisition, has resulted in a broadening of the Company's business activities to include the design, manufacture and/or distribution of three technology groups: solar powered LED lighting, solar power systems and LED-illuminated signage.

Carmanah's Solar LED Lighting Group provides a variety of energy-efficient LED lighting products for marine, aviation, transit, roadway and industrial worksite applications.  The Company's Solar Power Systems Group offers a wide range of renewable energy system solutions for industrial, residential and recreational power applications.  The Company’s LED Sign Group designs and manufactures energy-efficient LED edge-lit signs for corporate identity, point-of-purchase and architectural applications.

Carmanah's headquarters and primary manufacturing and distribution facilities are located in Victoria, British Columbia, Canada.  The Company also operates additional manufacturing and distribution facilities in Calgary, Alberta, Canada, as well as regional distribution and sub-assembly facilities in Barrie, ON; Santa Cruz, CA; and London, England.

Carmanah currently has more than 250,000 installations in 110 countries.  Carmanah's customer list includes a wide range of government, commercial and private users worldwide, who are serviced directly by the Company or one of its regional authorized distributors and/or sales agents.

CARMANAH TECHNOLOGIES CORPORATION

For the six months ended June 30, 2006

(Prepared by Management)

Operating Subsidiaries

Carmanah comprises of two wholly-owned operating subsidiaries, Carmanah Signs Inc. (“CSI”) and Soltek Powersource Solutions, Inc. (“Soltek”).

Carmanah Signs Inc.

CSI, formerly AVVA Light Corporation, designs, manufactures and distributes energy-efficient, LED illuminated sign products for corporate identity, point-of-purchase sales, architectural and gaming applications.  Founded in 1993, CSI has more than 50,000 signs installed throughout North America and abroad.  The Company’s client list includes many of the most progressive and successful global corporations and brands in a variety of market segments.  CSI’s illuminated signs combine the use of ultra bright LEDs with proprietary edge-lighting and/or back-lighting technologies.  CSI’s signs offer superior illumination characteristics over neon or fluorescent lighting alternatives, as well as long life, low maintenance, and up to 90% less energy consumption.  Each sign is created using state-of-the-art manufacturing and production procedures, as well as proprietary techniques developed through the Company’s experience in the industry.

Soltek Powersource Solutions, Inc.

Soltek is the US division of the solar power systems group. Soltek designs, manufactures and supplies renewable energy solutions to the US market.  In addition to acting as a master reseller for a number of world leading equipment suppliers, Soltek offers a range of proprietary solar power and alternative energy systems used by commercial, government and private customers worldwide.

Sales Verticals

Through both direct and distributor sales programs, the Company currently serves the following market verticles:

Solar-Powered LED Lighting
Marine	Navigation and hazard marking lights with one, two, three and four nautical mile ranges.
Transit

i-SIGNALTM solar-powered bus signaling device.

i-STOP® solar-powered bus stop with LED bus signaling, overhead LED security lighting and LED edge-lit schedule illumination.

i-SHELTERTM solar-powered LED lighting systems for shelters and advertising panels.

Aviation	Taxiway edge lighting, runway lighting, obstruction lighting, apron lighting, barricade lighting and emergency lighting.
Roadways	Pedestrian crosswalk signals, school zone flashers, 24 hour roadway beacons, internally-illuminated street-name and traffic signs.

CARMANAH TECHNOLOGIES CORPORATION

For the six months ended June 30, 2006

(Prepared by Management)

Industrial Worksite	Warning lights, obstruction lights, equipment-marking lights, railway track warning lights, bridge marking lights.

Solar Power Systems
Off-Grid Solar	Telecommunications, oil and gas, mobile, security, residential and recreational solar-power systems.
Grid-Tie Solar	Commercial, residential, building-integrated photovoltaic systems.
LED Illuminated Signs
Point-of-Purchase	Corporate identity, branding, identification, gaming and lottery signs.
Architectural	Directional, way-finding, service, corporate identity signs.

1.3

SELECTED ANNUAL INFORMATION

Please refer to the Carmanah’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2005.

1.4

RESULTS OF OPERATIONS

Sales

Carmanah's total revenues for the three months ended June 30, 2006 were $15,844,155, representing a 142% increase over the same period in 2005 at $6,542,507.  Revenues for the six months ended June 30, 2005 were $28,537,924, representing a 151% increase over the same period in 2005 at $11,392,049.

Solar LED Lighting Group

Revenues from the Solar LED Lighting Group were $5,770,912 in Q2 2006, representing an increase of 12% over Q2 2005 at $5,142,265.  This is not indicative of sales momentum, however, as total orders booked by the Solar LED Lighting Group for the quarter was $6,719,976.  The differential between orders booked and invoiced sales is primarily a result of orders in the system with delivery dates beyond Q2.

Contributions from the Solar LED Lighting Group for the six months ended June 30, 2006 were $11,097,912, representing an increase of 29% over the same period in 2005 at $8,585,446.  The Solar LED lighting Group entered Q3 2006 with a sales order backlog of $3,446,525.

Solar Power Systems Group

Revenues from the Solar Power Systems Group amounted to $8,548,354 for the three months ended June 30, 2006, and $14,775,108 for the six months ended June 30, 2006.  This group was acquired in July 2005 and therefore has no comparatives for the same periods in 2005.  The Solar Power Systems Group entered Q3 2006 with a sales order backlog of $2,913,698.

LED Sign Group

CARMANAH TECHNOLOGIES CORPORATION

For the six months ended June 30, 2006

(Prepared by Management)

Revenues from the LED Sign Group were $1,356,497 in sales for Q2 2006, compared to $1,400,242 for Q2 2005.  Contributions for the six months ended June 30, 2006 were $2,246,699, compared to $2,806,603 for the same period in 2005.  A significant portion of revenues achieved by this group are through larger orders, and therefore quarter-over-quarter results may vary significantly.  The LED Sign Group entered Q3 2006 with a sales order backlog of $321,069.

A summary of revenues from each of Carmanah’s technology groups is as follows:

Sales Summary	Q1 2006	Q1 2005	Q2 2006	Q2 2005	YTD 2006	YTD 2005
Solar LED Lighting	$ 5,327,000	$ 3,443,181	$ 5,770,912	$ 5,142,265	$11,097,912	$ 8,585,446
Solar Power Systems	$ 6,226,754	$ -	$ 8,548,354	$ -	$14,775,108	$ -
LED Sign Group	$ 890,202	$ 1,406,361	$ 1,356,497	$ 1,400,242	$ 2,246,699	$ 2,806,603
Other income	$ 249,813		$ 168,392		$ 418,205
TOTAL	$12,693,769	$ 4,849,542	$15,844,155	$ 6,542,507	$28,537,924	$11,392,049

Cost of Sales and Gross Profit Margin

Carmanah's cost of sales for the Q2 2006 was $10,496,659 (66% of sales), resulting in a gross profit margin of 34%, compared with gross profit margin of 35% for Q1 2006.  For the six months ended June 30, 2006, the Company’s gross profit margin was 34%, compared with 49% for the same period in 2005.  The shift in Carmanah's gross margin from 2005 to 2006 is primarily due to the contribution by the Company’s Solar Power Systems Group for the six months ended June 30, 2006 ($14,775,108 at 24% gross margin).

Carmanah offers product solutions to a variety of market sectors at various gross profit margins.  The blended gross profit margin is significantly affected by the ratio of sales contributed by the various technological groups, by the product mix sold, as well as the related market sector.

Wages and Benefits

As a percentage of revenue, wage and benefit expenses continue to trend downwards from preceding periods.  For the three months ended June 30, 2006 wage and benefit expenses were 15%, compared to 21% for Q2 2005 and 19% for Q1 2006.  Wage and benefit expenses for the six months ended June 30, 2006 were 17%, compared to 20% for the same period in 2005.

Wage and benefit expenses for the three months ended June 30, 2006 increased 99% to $2,389,990, compared with $1,202,770 for Q2 2005.  For the six months ended June 30, 2006, wage and benefit expenses increased 116% to $4,824,958, compared with $2,233,269 for the same period in 2005.  This increase is primarily due to the following:

•

$1,600K in additional wage expenses resulting from the acquisition of the Solar Power Systems Group;

•

$   390K in additional commissions expense resulting from overall increased sales;

CARMANAH TECHNOLOGIES CORPORATION

For the six months ended June 30, 2006

(Prepared by Management)

•

$   274K in additional sales, marketing, finance, purchasing and administrative staff in support of overall sales growth; and

•

$   247K in additional stock-based compensation expense.

Office and Administration

As a percentage of revenue, office and administration expenses for Q2 2006 were 6%, compared to 7% for Q2 2005 and 6% for Q1 2006.  Office and administration expenses for the six months ended June 30, 2006 were also 6%, compared to 8% for the same period in 2005.

Office and administration expenses in Q2 2006 were $992,470, representing a 119% increase over Q2 2005 of $453,658.  Office and administration expenses for the six months ended June 30, 2006 were $1,801,989, representing an increase of 99% over the same period in 2005 at $904,548.  This increase is primarily due to:

•

The acquisition of the Solar Power Systems Group in July 2005, which has no comparatives for the same periods in 2005, contributed to this increase with the additional costs of its four sub-assembly and warehouse operations (Victoria, BC, Calgary, AB, Barrie, ON, and Santa Cruz, CA).

•

The expansion into Carmanah’s new 28,000 square foot warehouse facility, as well as the associated increase in overall office, administration and information technology expenses.

•

Increased public company-related costs, including a one-time expense in Q1 2006 in the amount of $117,000 to transfer its listing from the TSX Venture Exchange to the TSX Toronto Stock Exchange, as well as an overall increase in regulatory fees and expenses paid under the new listing.

Sales and Marketing

As a percentage of revenue, sales and marketing expenses for Q2 2006 were 4%, compared to 6% for Q2 2005 and 4% for Q1 2006.  Sales and marketing expenses for the six months ended June 30, 2006 were 4%, compared to 7% for the same period 2005.

Sales and marketing expenses for Q2 2006 were $632,523, representing a 51% increase over Q2 2005 of $418,478.  Sales and marketing expenses for the six months ended June 30, 2006 were $1,157,818, representing a 49% increase over $776,103 for the same period in 2005.  The Company continued to increase sales and marketing activities for new and existing product lines throughout its worldwide marketplace and is expanding its sales and marketing efforts to include the Power Systems Group’s customers and verticals.

For the first six months of 2006, the Company attended 56 tradeshows and industry conferences, compared with 43 similar events during the same period in 2005.

Research and Development

CARMANAH TECHNOLOGIES CORPORATION

For the six months ended June 30, 2006

(Prepared by Management)

As a percentage of revenue, research and development expenses for Q2 2006 were 3%, compared to 7% for Q2 2005, and 3% for Q1 2006.  Research and development expenses for the six months ended June 30, 2006 were 3%, compared to 7% for the same period 2005.

During Q2 2006, gross research and development expenses increased 69% to $820,062, compared with $486,787 for Q2 2005.  For the six months ended June 30, 2006, gross research and development expenses increased 68% to $1,432,329, compared with $850,012 for the same period in 2005.  The increase in gross research and development expenses is primarily due to continued investment in new product development, cost reduction initiatives and existing product enhancements across all of the Company’s technology groups.

During Q2 2006, a SR&ED investment tax credit in the amount of $326,361 was booked against total research and development expenses, resulting in net research and development expenses of $493,701.  For the six months ended June 30, 2006, a SR&ED investment tax credit in the amount of $526,509 was booked against year-to-date research and development expenses, resulting in net research and development expenses of $905,820.  There are no comparative SR&ED investment tax credits for 2005.

Income Tax

Income tax expense for Q2 2006 totaled $357,826.  This amount is comprised of current tax expense of $282,199 and future income tax expense of $75,627.  The current tax expense relates to taxable income generated by Carmanah in the normal course of operations.  Current tax expense as a percentage of pre-tax earnings is high, as Carmanah chose to postpone certain tax deductions to use investment tax credits that offset taxes otherwise payable.

At the Company’s statutory Canadian tax rate of 34%, tax expense would normally be expected to be $164,243.  The tax effect of non-deductible expenses, primarily stock based compensation, resulted in an additional $72,326 in expense.  The primary other adjustment consists of a tax expense of $121,257 resulting from finalization of our December 31, 2005 future income tax asset (or "FIT") estimates.  The December 31, 2005 year end financial statements were prepared with an estimated tax provision including an estimated scientific research and eligible development tax ( or “SR&ED”)  claim.  However, upon completion and filing of our tax returns post-year end, the actual SR&ED claim of eligible expenses was lower then the estimated S&ED claim at year end which resulted in truing up our balance sheet FIT and the related  tax expense.

Similarly, for the six months ended June 30, 2006, income tax expense was $406,777 on pre-tax earnings of $507,030.  At the Company’s statutory Canadian tax rate of 34%, tax expense would normally be expected to be $172,998.  The tax effect of non-deductible expenses, primarily stock based compensation, resulted in an additional $144,687 in expense.  Further, other adjustments, consisting primarily of the finalization of December 31, 2005 FITs contributed $89,092  in tax expense for the six month period.

Using some of the Company’s SR&ED tax credits  offset all of the Canadian taxes payable for the six months ended June 30, 2006.  The Company’s US operations were also profitable and a $67,727 tax provision has been recorded for the six months ended June 30, 2006 on the balance sheet.

CARMANAH TECHNOLOGIES CORPORATION

For the six months ended June 30, 2006

(Prepared by Management)

The Company, at this point, also has $700,000 of unrecorded Canadian SR&ED tax credits which are available to reduce taxes payable on a dollar for dollar basis

While the Company’s statutory Canadian tax rate is 34%, the effective tax rate for the 3 months ended June 30, 2006 was 74%.  The variance in expected tax rate is due to non-deductible expenses, primarily stock based compensation along with other adjustments related to the finalization of 2005 future tax estimates.  It should be noted that pre-tax income can be, as in our case, very sensitive to non-deductible expenses and similar adjustments.

Earnings

Earnings before interest, taxes and amortization (EBITA) for Q2 2006 were $773,025, compared to $447,471 for Q2 2005.  For the six months ended June 30, 2006, EBITA were $901,274, compared to $754,043 for the same period in 2005.

Non-GAAP measures - the Company uses certain non-GAAP measures to assist in assessing its financial performance.  Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  One such non-GAAP measure used for assessing financial performance is EBITA.  EBITA is calculated as net earnings before interest income, taxes and amortization.  A reconciliation of EBITA to net earnings is as follows:

	Three months ended June 30,		Six months ended June
	2006	2005	2006	2005
Net earnings – as reported	$123,543	$387,217	$100,253	$650,639
Add back (deduct):
Interest Income	(39,413)	(43,499)	(118,889)	(85,909)
Income taxes	357,826	–	406,777	–
Amortization of equipment and
leaseholds	262,986	92,501	385,191	167,192
Amortization of intangibles	68,083	11,252	127,942	22,121
EBITA	$773,025	$447,471	$901,274	$754,043

Net earnings for Q2 2006 were $123,543, compared with $387,217 for Q2 2005.  For the six months ended June 30, 2006, net earnings were $100,253 compared with $650,639 for the same period in 2005.

Carmanah is continuing to focus on maintaining or increasing the gross margins across all of its technology groups, and continuing to reduce overall operating expenses as a percentage of sales.

1.5

SUMMARY OF QUARTERLY RESULTS

Selected Quarterly Information

($000’s except earnings per share)

CARMANAH TECHNOLOGIES CORPORATION

For the six months ended June 30, 2006

(Prepared by Management)

	2006		2005				2004
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Sales	$15,844	$12,694	$15,141	$12,196	$6,543	$4,850	$3,649	$4,628
Cost of sales	10,497	8,224	10,460	8,024	3,505	2,322	2,008	2,191
Gross income	5,347	4,470	4,681	4,172	3,038	2,528	1,641	2,437
Net income (loss)	$124	$(23)	$(419)	$450	$387	$263	$(38)	$418
Earnings per share:
Basic	$-	$-	$(0.01)	$0.01	$0.01	$0.01	$-	$0.01
Diluted	$-	$-	$(0.01)	$0.01	$0.01	$0.01	$-	$0.01
Total assets	$50,872	$51,921	$48,793	$36,726	$21,841	$19,689	$19,866	$16,924
Total liabilities	$6,398	$11,062	$8,369	$11,148	$3,257	$1,666	$3,256	$1,697

1.6/1.7

LIQUIDITY AND CAPITAL RESOURCES

Carmanah's cash, cash equivalents, and short-term investments at June 30, 2006 were $4,444,241, compared to $11,662,214 at December 31, 2005.

Net cash usage from operations for the six months ended June 30, 2006 was $6,574,852.  This is due primarily to:

•

$3,840,003 in increased inventory levels in support of increased sales forecasts, particularly in areas of solar panel supply;

•

$882,255 in prepayments to suppliers to secure solar panel product;

•

$2,885,056 in increased accounts receivables due to a combination of sales generated through the Mobile markets booking program which has extended payment terms and to increased sales growth, particularly through the latter part of second quarter.

During the six months ended June 30, 2006, Carmanah also invested $1,387,838 in leasehold improvements and equipment related to setup and completion of the Company’s new production and warehousing facility, as well as to improvements to its head office facility in anticipation of physically integrating Soltek and Carmanah sales and administration staff.  These projects were effectively completed by the end of Q2 2006.  These improvements have prepared Carmanah’s facilities for the anticipated growth over the next two years.  The Company anticipates no further significant facilities-related investments in the foreseeable future.

As per the December 2005 financing, management advised that funds raised would be primarily used for significant infrastructure improvements, as well as pro-active inventory investment related to potential supply-side challenges in the photovoltaics market.  With the availability of dollars to invest in inventory, management was able to negotiate supply contracts through to the end of 2007.  As a result, current inventory levels will now be monitored and reduced where appropriate.

Net working capital as at June 30, 2006 was $26,743,748 with a current ratio of 5.2:1 and $7,609 of non-current lease obligations.

CARMANAH TECHNOLOGIES CORPORATION

For the six months ended June 30, 2006

(Prepared by Management)

The Company has credit facilities with the Royal Bank of Canada, which include demand operating loans and revolving term loans to a combined maximum of $15,250,000 (2005 – $9,800,000).  Interest on operating and term loan facilities are at prime plus 0.125% (2005 – 0.5%).  These credit facilities are secured by general security agreements.

The following table outlines the Company’s contractual obligations as at June 30, 2006:

				After
Contractual Obligation	Total	1-3 years	4-5 years	5 years
Obligations under capital leases (1)	$15,353	$15,353	$–	$–
Lease commitments (2)	3,135,941	2,114,790	907,943	113,208
Total	$3,151,294	$2,130,143	$907,943	$113,208

(1)

The Company has entered into lease agreements for equipment.

(2)

The Company has operating lease agreements for the rental of premises and equipment.

The Company generated cash flows from operations of $1,042,297 before changes in non-cash working capital for the six months ended June 30, 2006 as compared to $999,305 during the same period in 2005.  Cash flows during the period came from net income of $100,253 and non-cash items totaling $942,044.  Net changes in non-cash working capital items utilized cash of $7,617,149 for the six months ended June 30, 2006, bringing cash utilized for operating activities to $6,574,852.

During the six months ended June 30, 2006, the Company utilized $1,387,838 of its cash for leasehold improvements and for the purchase of computers and office equipment, utilized $21,873 of its cash for the purchase of intangible assets, utilized $37,476 for goodwill and redeemed $8,550,000 in short-term investments.

During the six months ended June 30, 2006, the Company raised an aggregate of $858,617 from various exercises of stock options.

During the six months ended June 30, 2006, the Company utilized $19,628 of its cash to make principal payments on its obligations under capital leases.

The Company believes that its cash and cash equivalents, short-term investments and cash from improved operations going forward will be sufficient to satisfy its immediate and future operating cash requirements.

The other sources of funds potentially available to the Company are through the exercise of 2,829,332 outstanding stock options which expire between June 13, 2007 to May 3, 2011 and 300,000 outstanding warrants which expire on June 30, 2007.

1.8

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

CARMANAH TECHNOLOGIES CORPORATION

For the six months ended June 30, 2006

(Prepared by Management)

1.9

TRANSACTIONS WITH RELATED PARTIES

During the period ended June 30, 2006, management of the Company has an interest in the following transactions:

(a)

The Company paid $35,000 (2005 - $41,500) for research and development services to a director of the Company.  The nature and compensation for these services are reviewed on an annual basis.  In addition, the Company paid $24,312 (2005 - $nil) for rent to a company controlled by an officer of the Company.  The Company has ended its lease commitment for the space being rented.

(b)

The Company had an advisory agreement with a company controlled by Praveen Varshney, a director and officer of the Company, and Peeyush Varshney, an officer of the Company, in the amount of $10,000 per month, which expired July 2005.  The advisory agreement has been renewed on a month-to-month basis. The advisory services include general liaison with regulatory bodies, advice and assistance with respect to business acquisitions, divestitures, joint ventures and corporate development of the Company, assistance with respect to equity financing, leading and managing the investor relation activities of the company, and other services as are deemed by the Company from time to time to be necessary for services related to its public share offerings.

During the period ended June 30, 2006, the Company paid management fees of $60,000 (2005 - $60,000) under this agreement.

1.10

SUBSEQUENT EVENTS

None.

1.11

PROPOSED TRANSACTION

None.

1.12

CRITICAL ACCOUNTING ESTIMATES

Warranty Reserve

The Company calculates a warranty reserve for future returns of products currently sold, as per the terms of the Company’s Warranty.   An updated review of historical return rates is completed at each quarter, and is used in determining an estimate return rate in future, to which a provision is calculated and booked.  If warranty costs are greater or less than anticipated by the Company, adjustments to the warranty provision would be made as a charge or credit to income in the period that the adjustment to the warranty provision is made.

CARMANAH TECHNOLOGIES CORPORATION

For the six months ended June 30, 2006

(Prepared by Management)

Intangibles and Goodwill

Intangible assets, comprised of customer lists and relationships, and goodwill were acquired on the acquisition of AVVA Light Corporation and Soltek Powersource Ltd.  At least annually, the Company reviews the carrying value of its intangible assets and goodwill for potential impairment. Among other things, this review considers the fair value of the business based on discounted estimated cash flows. If circumstances indicate that impairment in the value of these assets has occurred, the Company would record this impairment in the earnings of the current period.

In addition, the Company estimates the useful life of customer lists and relationships in determining the amortization period for these intangibles.

1.13

CHANGES IN ACCOUNTING POLICIES

None.

1.14

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Currency risk:

The Company enters into forward foreign exchange contracts to manage its foreign currency exposure.  The contracts oblige the Company to sell U.S. dollars in the future at predetermined exchange rates.  The contracts are matched with anticipated future sales in foreign currencies.  There were no contracts outstanding at June 30, 2006.

Foreign exchange gains recognized in the determination of net earnings (loss) for the period were $120,206 (2005 - $30,346).

Concentrations of credit risk:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents, short-term investments and trade accounts receivable.  To reduce credit risk, cash equivalents are only held at major financial institutions and management performs ongoing credit evaluations of its customers’ financial condition.  The Company maintains reserves for potential credit losses.

1.15

OTHER MD&A REQUIREMENTS

Summary of Outstanding Share Data as at July 31, 2006:

1.

Authorized – Unlimited common shares without par value.

Issued and outstanding:

42,240,842 common shares

2.

Stock options outstanding:  3,562,332

3.

Warrants outstanding:   300,000

CARMANAH TECHNOLOGIES CORPORATION

For the six months ended June 30, 2006

(Prepared by Management)

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors, thank you for your continued support.

“ Praveen Varshney ”

Praveen Varshney, C.A.

Director & CFO